Exhibit 99.1

Wallbox Announces First Quarter 2024 Financial Results

BARCELONA, SPAIN - May 9, 2024 - Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the first quarter ended March 31, 2024 and provided a business update.

First Quarter 2024 Highlights and Business Update:

•	Generated revenue of €43.1 million, an increase of approximately 23% compared to the same prior year period

•	Realized gross margins of 39.6%, which is a 600 basis point improvement from the previous quarter

•	Installed and delivered the first units of Supernova 180 DC fast charger in North America

•	Continued successful integration of ABL, which is now benefiting from Wallbox’s sales channels

•	Launched Pulsar Pro in North America

•	Announced $26 million project award from the State of Washington

•	Reduced labor costs by 21% and other operating expenses with 30%, both compared to the same prior year period

•	Ended the period with €83.3 million of cash, cash equivalents and financial investments, positioning Wallbox to execute its strategic plan

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “We are very pleased with our optimization efforts in Q1 2024, which significantly improved our gross margin and our cost structure, even after including a full quarter of costs associated with the integration of ABL. The first quarter of 2024 saw growth volatility in select markets, offset by key commercial highlights such as the first deliveries of Supernova units in North America. While consumer caution is pressuring the speed of adoption of EVs in the near-term, we have made consistent progress in the transformative journey in which we continue to set ourselves apart, particularly in the current competitive landscape.

Mr. Asuncion continued, ”Our team remains focused on executing our strategic plan, which includes sales growth with the introduction of new products such as the roll-out of Supernova 180 and Pulsar Pro in North America. We are also committed to continuous optimization which includes cost reduction and gross margin improvements. These efforts, including the reduction of inventory, are designed to help us maintain a strong cash position. The next phase in our evolution is about the ability to deliver profitable growth through a variety of economic climates. We believe that a robust and resilient business model and cost structure is within reach and we look forward to delivering substantial value to stakeholders.”

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, May 9, 2024. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, including, without limitation, regarding product offerings, inventory management, operating costs reduction, competitive position, the integration of ABL business, and expectations regarding profitability, market growth, value for stakeholders and market opportunity and objectives for future operations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Elyce Behrsin	Michael Wilhelm
Public Relations	Corporate Development & IR
Press@wallbox.com	Investors@wallbox.com
+34 622 513 358

Source: Wallbox N.V.